
July 14, 2009

Mr. Michael J. Alber
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tyson's Blvd.
Suite 1300
McLean, VA 22102

Re: **Alion Science and Technology Corporation**
Form 10-K for the year ended September 30, 2008
Form 10-Q for the quarter ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 333-89756

Dear Mr. Alber:

We have reviewed your response to our letter dated June 9, 2009 and have the following comment. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Summary of Critical Accounting Policies, Goodwill and Intangible Assets and Redeemable Common Stock, page 47

We note the additional information you provided in your response to prior comment 2 and your proposed future disclosures. However, in light of the significance of your goodwill, we continue to believe that you should provide a qualitative and <u>quantitative</u> description of the material assumptions you used to assess goodwill impairment. It appears to us that without quantifying and disclosing the material assumptions underlying your discounted cash analyses, it would be difficult for readers of your financial statements to fully understand and evaluate your proposed sensitivity disclosures. Your disclosures should address if and how your assumptions and/or methodologies used to evaluate goodwill in the current year changed since the prior year and should highlight the impact of any such changes. Also, you should disclose any other material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief